

July 1, 2014

Via E-mail
Toby McBride
Chief Executive Officer
High Performance Beverages Company
5137 E. Armor St.
Cave Creek, AZ 85331

> **Re: High Performance Beverages Company**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed March 7, 2014**
> **File No. 000-54973**

Dear Mr. McBride:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Andrea J. Cataneo
Sichenzia Ross Friedman Ference, LLP
61 Broadway, 32nd Floor
New York, NY 10006